Ethos Technologies Inc.

90 New Montgomery Street, Suite 1500

San Francisco, CA 94105

January 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Spitz, Michael Henderson, Aisha Adegbuyi, and James Lopez

Re: Ethos Technologies Inc.

Registration Statement on Form S-1, as amended (File No. 333-290534)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ethos Technologies Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on January 28, 2026, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Jon C. Avina at (650) 843-5307 or, in his absence, Milson Yu of Cooley LLP at (650) 843-5296 or Jean Park of Cooley LLP at (212) 479-6131.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Ethos Technologies Inc.

By:	/s/ Peter Colis
Peter Colis
Title:	Chief Executive Officer

cc:

Christopher Capozzi, Ethos Technologies Inc.

Porter Nolan, Ethos Technologies Inc.

Jon C. Avina, Cooley LLP

Milson C. Yu, Cooley LLP

Jean Park, Cooley LLP

John C. Ericson, Simpson Thacher & Bartlett LLP

Heidi E. Mayon, Simpson Thacher & Bartlett LLP